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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INOVIO BIOMEDICAL CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
45773H 10 2
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Gerald F. Roach, Esq
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45773H 10 2	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Pharma Services Holding, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,061,760(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,061,760(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,061,760(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.48%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Includes 208,333 shares (the “Series A Shares”) of common stock (“Common Stock”) of Inovio Biomedical Corporation (the “Issuer”) beneficially owned by PharmaBio Development Inc. (“PharmaBio”) that are issuable at any time at PharmaBio’s option upon conversion of PharmaBio’s 50 shares of the Issuer’s Series A Preferred Stock pursuant to the Issuer’s Series A Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also includes 357,142 shares (the “Series B Shares”) of Common Stock beneficially owned by PharmaBio that are issuable at any time at PharmaBio’s option upon conversion of PharmaBio’s 100 shares of the Issuer’s Series B Preferred Stock pursuant to the Issuer’s Series B Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also includes 160,313 shares (the “Series C Shares”) of Common Stock beneficially owned by PharmaBio that are issuable at any time at PharmaBio’s option upon conversion of PharmaBio’s 109.0133 shares of the Issuer’s Series C Preferred Stock pursuant to the Issuer’s Series C Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also, includes 53,673 shares of Common Stock issued by the Issuer as payment for Series A, Series B and Series C Preferred Stock dividends accrued through December 31, 2005 (the “Dividend Shares”). Also, includes 282,300 shares of Common Stock (the “Warrant Shares”) that are issuable at any time upon exercise of Issuer’s warrants that are beneficially owned by PharmaBio, subject to adjustment as set forth therein. PharmaBio acquired all of the above-described securities of the Issuer from a wholly-owned subsidiary of Quintiles Transnational Corp., QFinance, Inc., which merged into PharmaBio on December 31, 2005, with PharmaBio being the surviving corporation in the merger.
(2)	Calculated based on 29,468,751 shares of outstanding Common Stock of the Issuer on December 31, 2005, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 6, 2006.

2

CUSIP No.	45773H 10 2	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Pharma Services Intermediate Holding Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐Joint Filing

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,061,760(3)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,061,760(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,061,760(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.48%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(3)	Includes the Series A Shares, the Series B Shares, the Series C Shares, the Dividend Shares and the Warrant Shares; see Note 1 above.
(4)	See Note 2 above.

3

CUSIP No.	45773H 10 2	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Quintiles Transnational Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐Joint Filing

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,061,760(5)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,061,760(5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,061,760(5)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.48%(6)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(5)	Includes the Series A Shares, the Series B Shares, the Series C Shares, the Dividend Shares and the Warrant Shares; see Note 1 above.

(6)	See Note 2 above.

4

CUSIP No.	45773H 10 2	Page	5	of	10

1	NAMES OF REPORTING PERSONS: PharmaBio Development Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,061,760(7)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,061,760(7)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,061,760(7)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.48%(8)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(7)	Includes the Series A Shares, the Series B Shares, the Series C Shares, the Dividend Shares and the Warrant Shares; see Note 1 above.

(8)	See Note 2 above.

5

CUSIP No. 45773H 10 2	Schedule 13G/A	Page 6 of 10 Pages

Item 1

(a) Name of Issuer

Inovio Biomedical Corporation (the “Issuer”), formerly Genetronics Biomedical Corporation.

(b) Address of Issuer’s Principal Executive Offices

11494 Sorrento Valley Road, San Diego, California 92121-1318

Item 2

(a) Name of Person Filing

This statement is filed jointly pursuant to rule 13d-1(k)(1) on behalf of Pharma Services Holding, Inc. (“Pharma Services”); Pharma Services Intermediate Holding Corp. (“Intermediate Holding”), a wholly-owned subsidiary of Pharma Services; Quintiles Transnational Corp. (“Quintiles”); and PharmaBio Development Inc. (“PharmaBio”), a wholly-owned subsidiary of Quintiles. All of the outstanding common stock of Quintiles is owned by Intermediate Holding and Pharma Services.

(b) Address of Principal Business Office or, if none, Residence

Pharma Services’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. Intermediate Holding’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. Quintiles’s principal business office address is 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. PharmaBio’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

(c) Citizenship

Pharma Services is a Delaware corporation. Intermediate Holding is a Delaware corporation. Quintiles is a North Carolina corporation. PharmaBio is a North Carolina corporation.

(d) Title of Class of Securities

Common stock, par value $0.001 per share (“Common Stock”)

(e) CUSIP Number

45773H 10 2

Item 3

Not applicable.

Item 4	Ownership

(a) Amount Beneficially Owned: 1,061,760 shares are beneficially owned by PharmaBio, a wholly-owned subsidiary of Quintiles. Includes 208,333 shares (the “Series A Shares”) of common stock (“Common Stock”) of Inovio Biomedical Corporation (the “Issuer”) beneficially owned by PharmaBio Development Inc. (“PharmaBio”) that are issuable at any time at PharmaBio’s option upon conversion of PharmaBio’s 50 shares of the Issuer’s Series A Preferred Stock pursuant to the Issuer’s Series A Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also includes 357,142 shares (the “Series B Shares”) of Common Stock beneficially owned by PharmaBio that are issuable at any time at PharmaBio’s option upon conversion of PharmaBio’s 100 shares of the Issuer’s

CUSIP No. 45773H 10 2	Schedule 13G/A	Page 7 of 10 Pages

Series B Preferred Stock pursuant to the Issuer’s Series B Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also includes 160,313 shares (the “Series C Shares”) of Common Stock beneficially owned by PharmaBio that are issuable at any time at PharmaBio’s option upon conversion of PharmaBio’s 109.0133 shares of the Issuer’s Series C Preferred Stock pursuant to the Issuer’s Series C Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also, includes 53,673 shares of Common Stock issued by the Issuer as payment for Series A, Series B and Series C Preferred Stock dividends accrued through September 30, 2005 (the “Dividend Shares”). Also, includes 282,300 shares of Common Stock (the “Warrant Shares”) that are issuable at any time upon exercise of Issuer’s warrants that are beneficially owned by PharmaBio, subject to adjustment as set forth therein. PharmaBio acquired all of the above-described securities of the Issuer from a wholly-owned subsidiary of Quintiles, QFinance, Inc., which merged into PharmaBio on December 31, 2005, with PharmaBio being the surviving corporation in the merger.

(b) Percent of Class:

Such 1,061,760 shares are 3.48% of the Issuer’s Common Stock based on the 29,468,751 shares of outstanding Common Stock of the Issuer on December 31, 2005, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 6, 2006.

(c) Number of Shares as to which such Person has:

(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 1,061,760
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 1,061,760

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

CUSIP No. 45773H 10 2	Schedule 13G/A	Page 8 of 10 Pages

Item 10 Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45773H 10 2	Schedule 13G/A	Page 9 of 10 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 10, 2006

PHARMA SERVICES HOLDING, INC.
By:	/s/ John S. Russell
	Name:	John S. Russell
	Title:	Executive Vice President and Corporate Secretary

PHARMA SERVICES INTERMEDIATE HOLDING CORP.
By:	/s/ John S. Russell
	Name:	John S. Russell
	Title:	Executive Vice President and Corporate Secretary

QUINTILES TRANSNATIONAL CORP.
By:	/s/ John S. Russell
	Name:	John S. Russell
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

PHARMABIO DEVELOPMENT INC.
By:	/s/ Ronald J. Wooten
Name Ronald J. Wooten
	Title:	President